Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for May 2020

Santiago, Chile, June 9, 2020– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (IPSA: LTM) today reported its preliminary monthly traffic statistics for May 2020 compared with the same period of 2019.

System passenger traffic (measured in revenue passenger kilometers (RPK)) decreased 96.5%, while capacity fell 93.3%. As a result, the Company’s load factor for the month decreased 39.8 percentage points to 43.8%. International passenger traffic accounted for approximately 36% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	May				Year to Date
	2020	2019	% Change		2020	2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	345	9,873	-96.5%		29,438	51,436	-42.8%
DOMESTIC SSC (1)	60	1,604	-96.2%		5,670	8,997	-37.0%
DOMESTIC BRAZIL (2)	159	2,486	-93.6%		8,848	12,625	-29.9%
INTERNATIONAL (3)	125	5,783	-97.8%		14,920	29,814	-50.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	787	11,805	-93.3%		36,913	61,301	-39.8%
DOMESTIC SSC (1)	100	2,019	-95.0%		7,181	10,927	-34.3%
DOMESTIC BRAZIL (2)	253	3,130	-91.9%		11,066	15,499	-28.6%
INTERNATIONAL (3)	434	6,656	-93.5%		18,665	34,874	-46.5%

PASSENGER LOAD FACTOR
SYSTEM	43.8%	83.6%	-39.8	pp	79.8%	83.9%	-4.2	pp
DOMESTIC SSC (1)	60.4%	79.4%	-19.0	pp	79.0%	82.3%	-3.4	pp
DOMESTIC BRAZIL (2)	63.0%	79.4%	-16.5	pp	80.0%	81.5%	-1.5	pp
INTERNATIONAL (3)	28.8%	86.9%	-58.1	pp	79.9%	85.5%	-5.6	pp

PASSENGERS BOARDED (thousand)
SYSTEM	191	5,741	-96.7%		18,020	29,480	-38.9%
DOMESTIC SSC (1)	49	1,999	-97.6%		6,517	10,450	-37.6%
DOMESTIC BRAZIL (2)	120	2,406	-95.0%		8,023	11,920	-32.7%
INTERNATIONAL (3)	22	1,336	-98.4%		3,480	7,110	-51.0%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	275	287	-4.2%		1,301	1,470	-11.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	350	508	-31.3%		2,195	2,621	-16.2%

CARGO LOAD FACTOR
SYSTEM	78.6%	56.4%	22.2	pp	59.3%	56.1%	3.1	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 145 destinations in 26 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 42,000 people worldwide, operating approximately 1,400 flights per day and transporting over 74 million passengers per year. LATAM Airlines Group has 332 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.